FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 27, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
27 March 2024
Transaction in Own Shares
NatWest Group plc (the 'Company') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
27 March 2024	143,742	261.00	260.00	260.4910	LSE
27 March 2024	7,315	262.10	262.10	262.1000	CHIX
27 March 2024	10,718	259.90	259.90	259.9000	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2024, as announced on 19 February 2024.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 150,258,701 Ordinary Shares in treasury and have 8,739,522,018 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programmes relating to the Transactions is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
27 March 2024	11:04:00	BST	10718	259.90	BATE	1591456
27 March 2024	16:28:44	BST	7315	262.10	CHIX	1996520
27 March 2024	08:08:59	BST	8486	260.40	LSE	1456464
27 March 2024	08:17:26	BST	686	260.30	LSE	1463442
27 March 2024	08:18:51	BST	9255	260.70	LSE	1464542
27 March 2024	08:41:57	BST	9088	260.50	LSE	1482052
27 March 2024	09:06:35	BST	9149	261.00	LSE	1502613
27 March 2024	09:26:09	BST	8422	260.50	LSE	1519043
27 March 2024	09:30:35	BST	9229	260.30	LSE	1522867
27 March 2024	09:30:35	BST	169	260.30	LSE	1522865
27 March 2024	09:42:00	BST	8477	260.10	LSE	1532304
27 March 2024	09:55:06	BST	7889	260.10	LSE	1541105
27 March 2024	09:55:06	BST	315	260.10	LSE	1541103
27 March 2024	10:18:57	BST	2321	260.00	LSE	1560058
27 March 2024	10:19:02	BST	6069	260.00	LSE	1560130
27 March 2024	10:48:43	BST	10	260.00	LSE	1581173
27 March 2024	10:52:12	BST	9325	260.00	LSE	1583558
27 March 2024	11:37:37	BST	9023	260.40	LSE	1612428
27 March 2024	11:56:11	BST	9707	260.20	LSE	1624325
27 March 2024	12:19:53	BST	9592	261.00	LSE	1639744
27 March 2024	12:20:23	BST	8786	260.90	LSE	1640157
27 March 2024	12:37:17	BST	6933	260.80	LSE	1650978
27 March 2024	12:37:17	BST	2216	260.80	LSE	1650976
27 March 2024	12:50:28	BST	8595	260.90	LSE	1659717

Date: 27 March 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary